

12062818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bishops Way Suite 122
(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Siesennop (262)436-8730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Siesennop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freedom Investors Corporation, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
PETER F. MADLUNG
STATE OF WISCONSIN

02/17/2013

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2012


RPB CPAs

Reilly, Penner & Benton LLP

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2012

TABLE OF CONTENTS

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

We have audited the accompanying balance sheet of Freedom Investors Corp. as of June 30, 2012 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freedom Investors Corp. at June 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

August 27, 2012
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Balance Sheet
June 30, 2012

ASSETS

Current Assets:		
Cash and equivalents	$	45,963
Commissions receivable		5,899
Receivable from parent company		13,040
Total current assets		64,902
Total assets	$	64,902

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions payable	$	4,482
Accounts payable		6,261
Loan payable - current portion		12,000
Payroll taxes payable		3,352
Income taxes payable		717
Total current liabilities		26,812
Noncurrent Liabilities:		
Loan payable - long term portion		9,500
Stockholder's Equity:		
Common stock		1,000
Additional paid in capital		92,384
Retained earnings (Deficit)		(64,794)
Total stockholder's equity		28,590
Total liabilities and stockholder's equity	$	64,902

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Income
Year Ending June 30, 2012

Operating Income:	
Commission income	$ 982,567
Miscellaneous operating income	40,416
Total operating income	1,022,983
Operating Expenses:	
Commissions	371,111
Payroll and payroll taxes	402,870
Management fees	306,712
Membership fees	27,569
Insurance	5,747
Accounting and legal	15,551
Other operating expenses	366
Total expenses	1,129,926
Income from operations	(106,943)
Other Income and Expenses:	
Arbitration settlement	90,826
Regulatory fine	(30,000)
Total other income	60,826
Loss before income taxes (benefit)	(46,117)
Provision for income tax (benefit)	(2,908)
Net loss	$ (43,209)

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending June 30, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, July 1, 2011	$ 1,000	$ 152,384	$ (21,585)	$ 131,799
2012 Net loss	-	-	(43,209)	(43,209)
2012 Distributions	-	(60,000)	-	(60,000)
Balance, June 30, 2012	$ 1,000	$ 92,384	$ (64,794)	$ 28,590

The accompanying notes to financial statements are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending June 30, 2012

Cash Flows from Operating Activities:		
Net income (loss)	$	(43,209)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		15,360
Accounts receivable		94,120
Parent company receivable		(13,040)
Commissions payable		(12,529)
Accounts payable		6,261
Loan payable		21,500
Payroll taxes payable		(3,630)
Deferred income taxes		(1,000)
Income taxes payable		(1,908)
Net cash provided by operating activities		61,925
Cash Flows From Financing Activities:		
Distribution to parent company		(60,000)
Net increase in cash and equivalents		1,925
Cash and equivalents, beginning of year		44,038
Cash and equivalents, end of year	$	45,963
Income taxes paid	$	-

The accompanying notes to financial statements
are an integral part of these statements.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Notes to Financial Statements
June 30, 2012

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on November 25, 1988. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities and annuities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at June 30, 2012. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable

Accounts receivable are reported at contract value, less our estimate for uncollectible amounts based on experience relative to the population of accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (August 27, 2012). There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company's net capital and required net capital were $27,739 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.97 to 1.

3. Common Stock

Common stock consists of 2,500 authorized, 1,000 issued and outstanding no par value shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

Notes to Financial Statements
June 30, 2012
(Continued)

5. Related Party Transactions

The Company paid management fees during the year to its parent company as follows:

Freedom Securities, Inc.	$	306,712

6. Income Taxes

The Company files a consolidated United States income tax return with its parent company, Freedom Securities Corp., and pays it share of the consolidated tax liability and files a separate return for Wisconsin tax purposes. During the year, the Company changed its method of accounting from the cash basis to accrual basis for tax purposes. The tax returns are filed using the accrual basis of accounting. The provision for income taxes consists of:

Current benefit	$	(1,908)
Deferred benefit		(1,000)
Total	$	(2,908)

The Company is no longer subject to United States income tax examinations for years ending before June 30, 2009 and Wisconsin income tax examinations for years ending before June 30, 2008.

7. Customer Settlement

The Company was awarded and collected a settlement for a margin call in the amount of $184,947 which resulted in the recognition of approximately $90,000 in income for the year ended June 30, 2012.

8. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year FINRA and the SEC completed an examination of the Company's compliance with certain regulatory and financial requirements. The examinations resulted in a number of issues that management is attempting to resolve. It is management's opinion that none of these issues will have a material effect on the Company's financial statements.

9. Revenue Concentrations

Approximately 60% of the Company's revenue was received through two companies for the year ended June 30, 2012.

10. Concentrations

Cash and cash equivalents are maintained at an area financial institution. Balances may periodically exceed the federally insured limit of $250,000, although the Company has never experienced a loss related to these overages. Non-interest bearing account balances were fully insured at June 30, 2012 due to a federal program in effect through December 31, 2012.

11. Litigation

The Company has retained legal council regarding two unresolved arbitrations. An unfavorable outcome in these arbitrations could result in material damages. However, management intends to aggressively contest the issues raised and does not believe any subsequent settlement will have a material effect on the Company's financial statements.

12. Loan Payable

The note payable is due to FINRA as the result of penalty. The note bears interest at a fixed rate of 6.25% and is payable in monthly installments of $1,000 expiring May 2014. Payments are due as follows:

Year Ended		Amount
2013	$	12,000
2014		9,500
Total	$	21,500

FREEDOM INVESTORS CORP.
Brookfield, Wisconsin

**Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1**
June 30, 2012

Aggregate Indebtedness		
Accrued expenses	$	26,812
Total Aggregate Indebtedness	$	26,812
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	1,787
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	28,590
Deductions:		
Other assets		(740)
Net Capital		27,850
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	22,850
Ratio of aggregate indebtedness to net capital		0.96 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of June 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	11,253
Net effect of asset adjustments		24,299
Net effect of liability adjustments		(7,702)
Adjusted net capital	$	27,850

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Freedom Investors Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Freedom Investors Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
Freedom Investors Corp.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Freedom Investors Corp. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility, that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to warrant attention by those charged with governance. We consider the following deficiencies to be a significant deficiencies:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Freedom Investors Corp. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Computation of Net Capital

Our audit procedures revealed that the Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1 wasn't completed correctly due to balance sheet inaccuracies.

Subsequent to audit it is client's intention to file an amended Computation of Aggregated Indebtedness and Net Capital.

Check Signing Policy

Our audit procedures revealed that the Company allows the Vice-President to sign their own checks. We recommend the President sign checks made out to the Vice-President.

Journal Entry Postings

Our audit procedures revealed that the Company does not prepare general journal entries when changing information within the general ledger. To provide an audit trail within the general ledger, we recommend that the initial entry to record transactions is changed via a secondary journal entry and not a direct change to the initial entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



August 27, 2012
Milwaukee, Wisconsin

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Freedom Investors Corp.
Brookfield, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Freedom Investors Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Freedom Investors Corp. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Freedom Investors Corp. management is responsible for the Freedom Investors Corp. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Procedure: Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries.
Conclusion: No findings.

2 Procedure: Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012.
Conclusion: No findings.

3 Procedure: Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
Conclusion: No findings.

4 Procedure: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.
Conclusion: No findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

August 27, 2012
Milwaukee, Wisconsin

An Independent Member of BDO Seidman Alliance

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7
(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040671 FINRA JUN
FREEDOM INVESTORS CORPORATION
333 BISHOPS WAY STE 122
BROOKFIELD WI 53005-8209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1257

B. Less payment made with SIPC-6 filed (exclude interest) (552)

01/25/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 705

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 705

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 705 pd 8/3/12 CK #1589

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FREEDOM Investors Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 31 day of July, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,113,083
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	518,226
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______________________ (Deductions in excess of $100,000 require documentation)	92,112
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	610,338
2d. SIPC Net Operating Revenues	$ 502,745
2e. General Assessment @ .0025	$ 1257

(to page 1, line 2.A.)